FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


 Siegel                           David
(Last)                           (First)


 2488 Horace Court, Bellmore          NY               11710
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc./NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


 March/2000

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

           10% Owner

           Officer (give title below)

           Other (Specified below)




Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:


 Common Stock

 Common Stock

2. Transaction Date:

  3/10/00

  3/7/00
(Month/Day/Year)

3. Transaction Code:
   Code          V


    S

    S

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price


 20,000                   D            $21.50

 65,867                   D            $20.00

5. Amount of Securities Beneficially Owned at End of Month:


 116,870*

6. Ownership Form-Direct (D) or Indirect (I):


  D

  I

7. Nature of Indirect Beneficial Ownership:


 Personal holding company


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:




2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):




4. Transaction Code:
   Code          V




5. Number of Derivative Securities Acquired (A) or Disposed of
(D):




6. Date Exercisable and Expiration Date (Month/Day/Year):



(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:



(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:



10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):





11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

*    Includes options to purchase 20,000 shares of Micronetics
     Wireless, Inc. Common Stock, 15,000 of which are presently exercisable.



 s/David Siegel                                3/22/00
Signature of Reporting Person                    Date